Exhibit (a)(1)(i)

Offer by

ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND

To Purchase for Cash

Up to 100% of Its Outstanding Preferred Shares
(Designated Auction Market Preferred Shares – All Series)

At a Price Equal to 99% of the Liquidation Preference Per Shares
(Plus Any Unpaid Dividends Accrued Through the Expiration Date)

THE FUND’S OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 12, 2012, UNLESS THE OFFER IS EXTENDED.

THE FUND’S OFFER (AS DEFINED HEREIN) IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN AT LEAST 70% OF THE OUTSTANDING PREFERRED SHARES (AS DEFINED HEREIN) AND IS SUBJECT TO CERTAIN ADDITIONAL CONDITIONS DESCRIBED HEREIN, INCLUDING THE FUND’S RECEIPT OF FUNDING UNDER THE COMMITTED FINANCING ARRANGEMENTS DESCRIBED HEREIN.  SEE “INTRODUCTION” AND “THE OFFER – CONDITIONS TO THE OFFER.”

NEITHER THE FUND NOR ITS BOARD OF TRUSTEES (THE “BOARD”) IS MAKING ANY RECOMMENDATION TO ANY HOLDER OF PREFERRED SHARES (“PREFERRED SHAREHOLDER”) AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING PREFERRED SHARES IN THE OFFER. EACH PREFERRED SHAREHOLDER IS URGED TO READ THE OFFER DOCUMENTS (AS DEFINED HEREIN) CAREFULLY IN EVALUATING THE OFFER.  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND OR ITS BOARD.

Important Preferred Shareholder Information

If you wish to tender all or any part of your Preferred Shares, you should either (i) deliver such Preferred Shares pursuant to the procedures for book-entry transfers set forth in the section “The Offer – Procedure for Tendering Preferred Shares” prior to the expiration date of the Offer or (ii) request your broker, dealer, commercial bank, trust company or other nominee (“Nominee Holder”) to effect the transaction for you.  If you have Preferred Shares registered in the name of a broker or other Nominee Holder, you must contact such broker or other Nominee Holder if you desire to tender your Preferred Shares.

To tender your Preferred Shares, you must follow the procedures described in the materials enclosed herewith.  The Fund may reject any tender not fully in compliance with these procedures.

A summary of the principal terms of the Offer appears on pages 1-5 hereof.

If you have questions about the Offer, you can contact Okapi Partners LLC, the information agent for the Offer, at its address or telephone numbers set forth on the back cover of this Offer to Purchase.  You can also obtain additional copies of this Offer to Purchase and the related Letter of Transmittal from the information agent, or your broker or other Nominee Holder.

IF YOU DO NOT WISH TO TENDER PREFERRED SHARES, YOU NEED NOT TAKE ANY ACTION.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

November 9, 2012

Table of Contents

Page

SUMMARY TERM SHEET		1
INTRODUCTION		6
THE OFFER		7
1.	Terms of the Offer; Expiration Date	7
2.	Extension of Tender Period; Termination; Amendment	8
3.	Acceptance for Payment and Payment	8
4.	Procedure for Tendering Preferred Shares	9
5.	Withdrawal Rights	11
6.	Certain U.S. Federal Income Tax Consequences	12
7.	Price Range of Preferred Shares; Distributions	14
8.	Certain Information Concerning the Fund	15
9.	Source and Amount of Funds	16
10.	Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Preferred Shares	17
11.	Certain Effects of the Offer	18
12.	Purpose of the Offer	20
13.	Conditions to the Offer	21
14.	Plans or Proposals of the Fund; Regulatory Approvals	23
15.	Fees and Expenses	23
16.	Miscellaneous	23

i

SUMMARY TERM SHEET

This summary term sheet is a brief description of the material provisions of the offer being made by Advent Claymore Convertible Securities and Income Fund, a Delaware statutory trust (the “Fund”), to purchase for cash up to 100% of its outstanding preferred shares of beneficial interest, par value $0.001 per share and liquidation preference of $25,000 per share, designated Auction Market Preferred Shares, Series M7, Auction Market Preferred Shares, Series T28, Auction Market Preferred Shares, Series W7, Auction Market Preferred Shares, Series TH28, Auction Market Preferred Shares, Series F7 and Auction Market Preferred Shares, Series W28 (collectively, the “Preferred Shares”) (the “Offer”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer Documents”).  The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 99% of the liquidation preference per share (or $24,750 per share), plus any unpaid dividends accrued through the Expiration Date (as defined herein).

The following are some of the questions you, as a Shareholder of the Fund, may have and answers to those questions.  You should carefully read the Offer Documents in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the Offer Documents.

How Many Preferred Shares Is The Fund Offering To Purchase?

The Fund is offering to purchase up to 100% of its 10,480 outstanding Preferred Shares (2,048 shares of  Auction Market Preferred Shares, Series M7, 2,048 shares of Auction Market Preferred Shares, Series T28, 2,048 shares of Auction Market Preferred Shares, Series W7, 2,048 shares of Auction Market Preferred Shares, Series TH28, 1,144 shares of Auction Market Preferred Shares, Series F7 and 1,144 shares of Auction Market Preferred Shares, Series W28).  If Preferred Shares are properly tendered and not withdrawn prior to the date and time the Offer expires, the Fund will, upon the terms and subject to the conditions of the Offer, purchase all Preferred Shares tendered.  See “The Offer – Terms of the Offer; Expiration Date.”

How Much Are You Offering To Pay For My Preferred Shares And What Is The Form Of Payment? Will I Have To Pay Any Fees Or Commissions?

The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 99% of the liquidation preference of $25,000 per share (or $24,750 per share), plus any unpaid dividends accrued through the Expiration Date.  Prior to the Expiration Date, distributions will be paid on the regularly scheduled distribution payment dates for each series of the Preferred Shares.  See “The Offer – Terms of the Offer; Expiration Date,” and “The Offer – Acceptance for Payment and Payment.”

If you tender your Preferred Shares to the Fund in the Offer, you will not have to pay the Fund brokerage fees, commissions or similar expenses.  If you own Preferred Shares through a broker or other Nominee Holder, and your broker or other Nominee Holder tenders your Preferred Shares on your behalf, your broker or other Nominee Holder may charge you a fee for doing so.  You should consult your broker or other Nominee Holder to determine whether any charges will apply.

How Long Do I Have To Decide Whether To Tender In The Offer?

The Fund’s Offer will expire at 5:00 p.m., New York City time, on December 12, 2012, unless the Offer is extended.

If your Preferred Shares are registered in the name of your broker or other Nominee Holder, you may need to decide whether to tender your Preferred Shares in the Offer in advance of 5:00 p.m., New York City time, on December 12, 2012 in order to allow such Nominee Holder time to tender your shares.  You should consult your broker or other Nominee Holder to determine if there is an earlier deadline by which you must inform such Nominee Holder of any decision to tender your Preferred Shares and provide to such Nominee Holder any other required materials.

Does The Fund Have The Financial Resources To Make Payment?

Yes.  Assuming the Fund purchases 100% of the outstanding shares of Preferred Shares at 99% of the liquidation preference of $25,000 per share (or $24,750 per share), the total cost, not including fees and expenses incurred in connection with the Offer, will be approximately $259,380,000, plus any unpaid dividends accrued through the Expiration Date, for the Fund.  The Fund intends to borrow under a margin loan agreement, enter into reverse repurchase agreement transactions (the margin loan agreement and reverse repurchase agreement transactions are sometimes referred to herein as the “Refinancing Arrangements”), use cash on hand and, if necessary, may also sell portfolio securities, to pay the purchase price for Preferred Shares tendered.  The Fund has entered into agreements with Merrill Lynch Professional Clearing Corp. and Bank of America, N.A. (collectively, “Merrill Lynch”) with respect to Refinancing Arrangements in an aggregate amount of $262,000,000.  See “The Offer – Source and Amount of Funds.”

The Offer is conditioned upon the Fund’s receipt of funding under the committed Refinancing Arrangements.  See “The Offer—Conditions to the Offer.”

How Do I Tender My Preferred Shares In The Offer?

To tender Preferred Shares in the Offer, you must deliver the Preferred Shares to Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), not later than the time the Offer expires.  If your Preferred Shares are held in street name by your broker or other Nominee Holder, such nominee can tender your Preferred Shares through The Depository Trust Company.  See “The Offer – Procedure for Tendering Preferred Shares.”

When And How Will I Be Paid For My Tendered Preferred Shares In The Offer?

The Fund will pay for all validly tendered and not withdrawn Preferred Shares, promptly after the Expiration Date, subject to the satisfaction or waiver of the conditions to the Offer, as set forth in “The Offer – Conditions to the Offer.”  The Fund, however, does reserve the right, in its sole discretion, to delay payment for Preferred Shares pending receipt of any regulatory or governmental approvals to the Offer as described under the caption “The Offer – Plans or Proposals of the Fund; Regulatory Approvals.”  The Fund will pay for your validly tendered and not withdrawn Preferred Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from the Fund and transmitting such payments to you.  In all cases, payment for tendered Preferred Shares will be made only after timely receipt by the Depositary of the Preferred Shares, confirmation of a book-entry transfer of such Preferred Shares, and any other required documents (as described in “The Offer – Procedure for Tendering Preferred Shares”).

Until What Time Can I Withdraw Tendered Preferred Shares In The Offer?

You can withdraw tendered Preferred Shares at any time until the Offer has expired and, if the Fund has not agreed to accept your Preferred Shares for payment by January 8, 2013, you can withdraw them at any time after such time until the Fund accepts Preferred Shares for payment.  See “The Offer – Withdrawal Rights.”

If your Preferred Shares are registered in the name of your broker or other Nominee Holder, you may need to allow such Nominee Holder additional time to withdraw your tendered Preferred Shares.  You should consult your broker or other Nominee Holder to determine if there is an earlier deadline by which you must inform such Nominee Holder of any decision to withdraw your tendered Preferred Shares.

How Do I Withdraw Tendered Preferred Shares In The Offer?

To withdraw tendered Preferred Shares, you must deliver a written notice of withdrawal with the required information to the Depositary, while you have the right to withdraw the Preferred Shares. A form of the notice of withdrawal can be obtained upon request from Okapi Partners LLC, the information agent for the Offer (the “Information Agent”).  If your Preferred Shares are registered in the name of your broker or other Nominee Holder, contact that Nominee Holder to withdraw your tendered Preferred Shares.

Withdrawals of tenders of Preferred Shares may not be rescinded, and any Preferred Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer.  However, withdrawn Preferred Shares may be retendered by following one of the procedures described in the section “The Offer – Procedure for Tendering Preferred Shares” of this Offer to Purchase at any time prior to the Expiration Date.  See “The Offer – Withdrawal Rights.”

Will I Have To Pay Taxes If The Fund Purchases My Preferred Shares In The Offer?

Generally, your sale of Preferred Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and will likely be a taxable transaction under applicable state, local, foreign and other tax laws.  For U.S. federal income tax purposes, the sale of your Preferred Shares for cash will be treated either as (1) a sale or exchange of the Preferred Shares or (2) a distribution with respect to the Preferred Shares that is potentially taxable as a dividend.  See “The Offer – Certain U.S. Federal Income Tax Consequences.”

You are urged to consult with your own tax advisor to determine the tax consequences of participating in the Offer.

What Is The Purpose Of The Offer?

The Board believes that refinancing the tendered Preferred Shares with alternative forms of leverage, including borrowings under the margin loan agreement and reverse repurchase transactions, will be in the best interest of the Fund and its shareholders. Under market conditions as they existed prior to the first quarter of 2008, distribution rates on the Preferred Shares for each rate period generally were set at the market clearing rate determined through an auction process.  Consistent with patterns in the broader market for auction rate securities, beginning in the first quarter of 2008, each auction of the Preferred Shares has failed to establish a market clearing rate, the maximum rate has been triggered and holders attempting to sell their Preferred Shares through such auctions have been unsuccessful. The Fund is seeking to refinance the Preferred Shares with a margin loan agreement and reverse repurchase agreement arrangements that provide for committed financing at a fixed rate for the next five years and three years, respectively.

The Board believes that such alternative leverage financing will protect the Fund against increases in short term interest rates over such period.  The Refinancing Arrangements represent an attractive opportunity to refinance the outstanding Preferred Shares due to the relatively long-term nature of the commitment and the opportunity to obtain fixed rate financing at relatively low rates that are available in today’s historically low interest rate environment.  The Fund’s leverage costs fluctuate with changes in prevailing short term interest rates over time.  In addition, any downgrade of the rating assigned to the Preferred Shares by Fitch Ratings, the rating agency currently rating the Preferred Shares, would increase the maximum rate applicable to the Preferred Shares and could significantly increase the Fund’s cost of leverage.

The Refinancing Arrangements also provide the Fund with forms of leverage that allow the Fund greater flexibility to opportunistically decrease or increase its total outstanding leverage, within limits of the 1940 Act, as determined by the Board and management of the Fund based on then current market conditions.

The Fund believes that refinancing at this point in time will benefit the common shareholders.  Additionally, common shareholders will benefit from the Fund’s purchasing of Preferred Shares in the Offer, as such Preferred Shares are being purchased at a discount to their liquidation preference.

The Fund believes that no well-established secondary market for auction rate securities exists today.  As stated above, the Fund is conducting the Offer to take advantage of attractive refinancing opportunities, which will result in a liquidity opportunity being made available to holders of Preferred Shares.  See “The Offer – Purpose of the Offer.”

Please bear in mind that neither the Fund nor its Board has made any recommendation as to whether you should tender your Preferred Shares.  Preferred Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Preferred Shares and, if so, how many Preferred Shares to tender.

Are There Any Conditions To The Offer?

The Offer is conditioned upon there being validly tendered and not withdrawn at least 70% of the outstanding Preferred Shares.  The Offer is also subject to certain additional conditions set forth herein, including the Fund’s receipt of funding under the committed Refinancing Arrangements.  See “The Offer – Conditions to the Offer.”

Will The Fund Reduce Its Level of Leverage If All Preferred Shares are Tendered?

The total amount of the Fund’s leverage will not be decreased as a result of the completion of the Offer.  Currently, the liquidation preference of all outstanding preferred shares is $262,000,000 which represents approximately 39.27% of the Fund’s managed assets as of October 31, 2012.

The Fund anticipates that it will borrow under the margin loan agreement to pay for all or a portion of the Preferred Shares that are tendered.  Under the terms of the margin loan agreement the Fund may borrow up to $170,000,000.  As described in more detail herein, under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund may utilize borrowings in an aggregate amount up to 33 1/3% of the Fund’s managed assets (including the proceeds of such borrowings) immediately after the issuance of such borrowings.

If 100% of the Preferred Shares are tendered, the purchase price of the tendered Preferred Shares would exceed the maximum amount the Fund could borrow under the margin loan agreement. If the purchase price of the tendered Preferred Shares exceeds the amount the Fund may borrow under the margin loan agreement, the Fund intends to raise additional proceeds through reverse repurchase agreement transactions or through the sale of portfolio securities.  In a reverse repurchase agreement transaction, the Fund temporarily transfers possession of a portfolio security to another party, such as a bank or broker-dealer, in return for cash.  At the same time, the Fund agrees to repurchase the instrument at an agreed upon time and price.  Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage.  With respect to leverage incurred through reverse repurchase agreement transactions, the Fund intends to earmark or segregate cash or liquid securities in accordance with applicable interpretations of the Staff of the Securities and Exchange Commission (the “SEC”).  As a result of such segregation, the Fund’s obligations under such transactions will not be considered senior securities representing indebtedness for purposes of the 1940 Act.  Therefore, the Fund’s ability to utilize leverage through such transactions will not be limited by the 1940 Act restrictions on senior securities representing indebtedness, but will be limited by the Fund’s maximum overall leverage levels approved by the Board and will be limited by the availability of cash or liquid securities to earmark or segregate in connection with such transactions.

The Fund currently intends to maintain the total amount of outstanding leverage immediately following the Offer, including Preferred Shares which are not tendered and remain outstanding following the Offer, borrowings under the margin loan agreement and leverage attributable to reverse repurchase agreement transactions, approximately equal to the aggregate liquidation preference of the Fund’s currently outstanding Preferred Shares.  However, the mix of the forms of leverage utilized by the Fund will not be known until the completion of the Offer.  This mix, along with the actual amount of the Fund’s total leverage, may vary over time.  The Fund may, from time to time, seek to increase or decrease its total outstanding leverage, within limits of the 1940 Act, as determined by the Board and management of the Fund.

If I Decide Not To Tender My Preferred Shares In The Offer, How Will The Offer Affect My Preferred Shares?

If you decide not to tender your Preferred Shares, you will still own the same number of Preferred Shares, and the terms of the Preferred Shares will remain the same.  The Preferred Shares are not listed on any securities exchange and there is no established trading market for the Preferred Shares outside the auctions.  Auctions for any Preferred Shares that remain outstanding after the Offer will continue; however, since the first quarter of 2008, the periodic auctions for the Preferred Shares have failed.  As a result, holders desiring to sell their Preferred Shares in the future may be unable to do so and, even if they can sell their Preferred Shares outside of the auction process, may be forced to sell at a substantial discount to the liquidation preference of the Preferred Shares.  If you do not tender your Preferred Shares, the Fund cannot assure you that you will be able to sell your Preferred Shares in the future and you may be forced to hold the Preferred Shares indefinitely or you may have to sell your Preferred Shares at a significant discount to its liquidation preference of $25,000 per share.  See “The Offer – Certain Effects of the Offer.”

Can The Offer Be Extended And Under What Circumstances?

The Offer may be extended for any period to the extent required or permitted by law or by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer, and after the initially scheduled expiration date of the Offer if, upon any expiration of the Offer, any condition to the Offer is not satisfied and there is a reasonable basis to believe that such condition could be satisfied.  See “The Offer – Extension of Tender Period; Termination; Amendment.”

How Will I Be Notified If The Offer Is Extended?

If the Fund decides to extend the Offer, the Fund will inform the Depositary and the Information Agent of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.  See “The Offer – Extension of Tender Period; Termination; Amendment.”

Who Can I Talk To If I Have Questions About The Offer?

If you own Preferred Shares through a broker or other Nominee Holder, you can call your broker or other Nominee Holder.  You can also call Okapi Partners LLC, the Information Agent, at (877) 274 8654.

INTRODUCTION

Advent Claymore Convertible Securities and Income Fund, a Delaware statutory trust (the “Fund”), hereby offers to purchase for cash up to 100% of its outstanding preferred shares of beneficial interest, par value $0.001 per share and liquidation preference of $25,000 per share, designated Auction Market Preferred Shares, Series M7, Auction Market Preferred Shares, Series T28, Auction Market Preferred Shares, Series W7, Auction Market Preferred Shares, Series TH28, Auction Market Preferred Shares, Series F7 and Auction Market Preferred Shares, Series W28 (collectively, the “Preferred Shares”) (the “Offer”).  The Offer is upon the terms and subject to the conditions set forth in this Offer to Purchase and the Fund’s Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time constitute the “Offer Documents”).  The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 99% of the liquidation preference of $25,000 per share (or $24,750 per share), plus any unpaid dividends accrued through the Expiration Date (as defined herein) (the “Per Share Amount”).

The Offer is being extended to all holders of Preferred Shares (the “Preferred Shareholders”) of the Fund.  The Offer is conditioned upon there being validly tendered and not withdrawn at least 70% of the outstanding Preferred Shares.  The Offer is also subject to certain additional conditions set forth herein, including the Fund’s receipt of funding under the committed Refinancing Arrangements (as defined herein).  See “The Offer – Conditions to the Offer.”

Neither the Fund nor its Board of Trustees (the “Board”) is making any recommendation to any Preferred Shareholder as to whether to tender or refrain from tendering Preferred Shares in the Offer.  Each Preferred Shareholder is urged to read the Offer Documents carefully in evaluating the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than the materials enclosed herewith and the statements specifically set forth in such materials, and, if given or made, such information or representations may not be relied upon as having been authorized by the Fund or its Board.

You will not be obligated to pay brokerage fees, commissions or, except as set forth in “The Offer – Terms of the Offer; Expiration Date,” stock transfer taxes on the sale of Preferred Shares pursuant to the Offer.  However, if you own Preferred Shares through a broker, dealer, commercial bank, trust company or other nominee (“Nominee Holder”), and your broker or other Nominee Holder tenders your Preferred Shares on your behalf, your broker or other Nominee Holder may charge you a fee for doing so.  You should consult your broker or other Nominee Holder to determine whether any charges will apply.  The Fund will pay all charges and expenses of Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), and Okapi Partners LLC, the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer.  See “The Offer – Fees and Expenses.”  The receipt of cash for Preferred Shares purchased by the Fund pursuant to the Offer generally will be a taxable transaction for U.S. federal income tax purposes.  In addition, if you fail to complete, sign and return to the Depositary the Substitute IRS Form W-9 that is included with the Letter of Transmittal (or, in the case of certain non-U.S. Preferred Shareholders, an IRS Form W-8), you may be subject to backup withholding on the gross proceeds payable to you pursuant to the Offer, and certain non-U.S. Preferred Shareholders may be subject to income tax withholding.  See “The Offer – Certain U.S. Federal Income Tax Consequences.”

THE OFFER DOCUMENTS CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

If you do not wish to tender your Preferred Shares, you need not take any action.

THE OFFER

1.	Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions set forth in the Offer, the Fund will accept for payment and pay cash for up to 100% of the Fund’s 10,480 outstanding Preferred Shares (2,048 shares of  Auction Market Preferred Shares, Series M7, 2,048 shares of Auction Market Preferred Shares, Series T28, 2,048 shares of Auction Market Preferred Shares, Series W7, 2,048 shares of Auction Market Preferred Shares, Series TH28, 1,144 shares of Auction Market Preferred Shares, Series F7 and 1,144 shares of Auction Market Preferred Shares, Series W28), validly tendered and not withdrawn prior to the Expiration Date (as defined below).  The Fund reserves the right to extend the Offer to a later Expiration Date.  The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 99% of the liquidation preference of $25,000 per share (or $24,750 per share), plus any unpaid dividends accrued through the Expiration Date (as defined herein).  Preferred Shareholders tendering Preferred Shares shall be entitled to receive all dividends declared on or before the Expiration Date, but not yet paid on Preferred Shares tendered pursuant to the Offer.  See “The Offer – Price Range of Preferred Shares; Dividends.”  Under no circumstances will interest be paid on the tender price for tendered Preferred Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Preferred Shares.

The Fund will, upon the terms and conditions of the Offer, purchase all Preferred Shares validly tendered and not withdrawn prior to the Expiration Date (as defined below).  The Fund may determine not to purchase any Preferred Shares because one or more conditions described in the section “The Offer – Conditions to the Offer” of this Offer to Purchase are not met.

With respect to the Offer, “Expiration Date” means 5:00 p.m., New York City time, on December 12, 2012, unless the Fund extends the period of time for which the Offer is open, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

Except as described herein, withdrawal rights expire on the Expiration Date.  The Fund does not currently contemplate extending the Offer if the conditions are satisfied.

When considering whether to tender Preferred Shares, Preferred Shareholders should be aware that the payment received pursuant to the Offer will be less than the amount that Preferred Shareholders would be entitled to receive upon a redemption of such Preferred Shares under the terms of the Preferred Shares or upon a liquidation of the Fund.

The Offer is conditioned upon there being validly tendered and not withdrawn at least 70% of the outstanding Preferred Shares.  The Offer is also subject to certain additional conditions set forth herein, including the Fund’s receipt of funding under the committed Refinancing Arrangements (as defined herein).  See “The Offer – Conditions to the Offer.”

The Fund expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary.  Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the initially scheduled Expiration Date.  There can be no assurance, however, that the Fund will exercise its right to extend the Offer.  If the Fund decides, in its sole discretion, to decrease the number of shares of Preferred Shares being sought and, at the time that notice of such decrease is first published, sent or given to holders of Preferred Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, the Offer will be extended at least until the end of such ten business day period.  During any extension, all Preferred Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Preferred Shareholder to withdraw his or her Preferred Shares.

If the Fund makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13(e)-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  During the extension, all Preferred Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Preferred Shareholder to withdraw his or her Preferred Shares.

Subject to the terms and conditions of the Offer, the Fund will pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the Offer.  Any extension, delay or termination will be followed as promptly as practicable by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the initially scheduled Expiration Date.

Tendering Preferred Shareholders will not be obligated to pay transfer taxes on the purchase of Preferred Shares by the Fund, except as set forth below.  If payment of the purchase price is to be made to, or Preferred Shares not tendered or not purchased is to be returned in the name of, any person other than the registered holder(s), or if a transfer tax is imposed for any reason other than the sale or transfer of Preferred Shares to the Fund pursuant to the Offer, then the amount of any stock or share transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

As of October 31, 2012, the Fund had 10,480 Preferred Shares outstanding (2,048 shares of  Auction Market Preferred Shares, Series M7, 2,048 shares of Auction Market Preferred Shares, Series T28, 2,048 shares of Auction Market Preferred Shares, Series W7, 2,048 shares of Auction Market Preferred Shares, Series TH28, 1,144 shares of Auction Market Preferred Shares, Series F7 and 1,144 shares of Auction Market Preferred Shares, Series W28).

As of the date hereof, the Trustees and executive officers of the Fund did not beneficially own any Preferred Shares; accordingly, no Trustees or executive officers of the Fund will tender any Preferred Shares pursuant to the Offer.

2.	Extension of Tender Period; Termination; Amendment

The Fund expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is pending by making a public announcement thereof.  In the event that the Fund so elects to extend the tender period, the Fund does not expect the Per Share Amount to change.  During any such extension, all Preferred Shares previously tendered and not purchased or withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate the Offer and not to purchase or pay for any Preferred Shares or, subject to applicable law, postpone payment for Preferred Shares upon the occurrence of any of the conditions specified in the section “The Offer – Conditions to the Offer” of this Offer to Purchase; and (b) amend the Offer in any respect by making a public announcement thereof. Such public announcement will be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled Expiration Date and will disclose the approximate number of Preferred Shares tendered as of that date.  Without limiting the manner in which the Fund may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law, the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement.

If the Fund materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act.  These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.  If (i) the Fund increases or decreases the price to be paid for Preferred Shares, or the Fund decreases the number of shares of Preferred Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended at least until the expiration of such period of ten business days.

3.	Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the Offer, the Fund will accept for payment, and will pay cash for, Preferred Shares validly tendered on or before the Expiration Date, and not properly withdrawn in accordance with the section “The Offer – Withdrawal Rights” of this Offer to Purchase, promptly after the Expiration Date of the Offer.  In addition, the Fund reserves the right, subject to compliance with Rule 14e-1(c)

under the Exchange Act, to delay the acceptance for payment or payment for Preferred Shares pending receipt of any regulatory or governmental approvals to the Offer as described under the caption “The Offer – Plans or Proposals of the Fund; Regulatory Approvals.”  For a description of the Fund’s right to terminate the Offer and not accept for payment or pay for Preferred Shares or to delay acceptance for payment or payment for Preferred Shares, see “The Offer – Extension of Tender Period; Termination; Amendment.”

For purposes of the Offer, the Fund shall be deemed to have accepted for payment tendered Preferred Shares when, as and if the Fund gives oral or written notice of its acceptance to the Depositary.  The Fund will pay for Preferred Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary.  The Depositary will act as your agent for the purpose of receiving payments from the Fund and transmitting such payments to you.  In all cases, payment for Preferred Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of a confirmation of a book-entry transfer of such Preferred Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer – Procedure for Tendering Preferred Shares”), a properly completed Agent’s Message and any other required documents.  Accordingly, payment may be made to tendering Preferred Shareholders at different times if delivery of the Preferred Shares and other required documents occurs at different times.  For a description of the procedure for tendering Preferred Shares pursuant to the Offer, see “The Offer – Procedure for Tendering Preferred Shares.”  Pursuant to the Offer, Preferred Shares that has been tendered and accepted for payment by the Fund will constitute authorized but unissued Preferred Shares.

Under no circumstances will the Fund pay interest on the consideration paid for Preferred Shares pursuant to the Offer, regardless of any delay in making such payment.  If the Fund increases the consideration to be paid for Preferred Shares pursuant to the Offer, the Fund will pay such increased consideration for all Preferred Shares purchased pursuant to the Offer.

If any tendered Preferred Shares are not purchased pursuant to the Offer for any reason, such unpurchased or untendered Preferred Shares will be returned via credit to an account maintained at the Book-Entry Transfer Facility (as defined below), without expense to you or to other persons at your discretion, as promptly as practicable following the expiration or termination of the Offer.

If the Fund is delayed in its acceptance for payment of, or in its payment for, Preferred Shares, or is unable to accept for payment or pay for Preferred Shares pursuant to the Offer for any reason, then, without prejudice to the Fund’s rights under the Offer, the Depositary may, on behalf of the Fund, retain tendered Preferred Shares, and such Preferred Shares may not be withdrawn, unless and except to the extent tendering Preferred Shareholders are entitled to withdrawal rights as described in the section “The Offer – Withdrawal Rights” of this Offer to Purchase.

The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 99% of the liquidation preference of $25,000 per share (or $24,750 per share), plus any unpaid dividends accrued through the Expiration Date.

If you own Preferred Shares through a broker or other Nominee Holder, and your broker or other Nominee Holder tenders your Preferred Shares on your behalf, your broker or other Nominee Holder may charge you a fee for doing so.  You should consult your broker or other Nominee Holder to determine whether any charges will apply.

4.	Procedure for Tendering Preferred Shares

To tender Preferred Shares pursuant to the Offer, the Depositary must receive delivery of such Preferred Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below)) by the Expiration Date.

Preferred Shareholders whose Preferred Shares are registered in the name of a broker or other Nominee Holder should contact such Nominee Holder if they desire to tender their Preferred Shares.  Such Preferred Shareholders may need to inform their brokers or other Nominee Holders of any decision to tender Preferred Shares, and deliver any required materials, in advance of 5:00 p.m., New York City time, on December 12, 2012 in order to allow such Nominee Holder time to tender your shares.  You should consult your broker or other Nominee Holder to determine when you would need to inform such Nominee Holder of any decision to tender Preferred Shares and to deliver any required materials to them in order to tender your Preferred Shares.

Book-Entry Delivery.  The Depositary has established an account with respect to the Preferred Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Preferred Shares by causing the Book-Entry Transfer Facility to transfer such Preferred Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility.  However, although delivery of Preferred Shares may be effected through book-entry transfer, an Agent’s Message and any other required documents must, in any case, be received by the Depositary at its address set forth on the back cover of the Offer to Purchase by the Expiration Date.  Delivery of any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.  “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Preferred Shares that is the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Fund may enforce such agreement against such participant.

Tax Withholding.  Under U.S. federal income tax laws, the Depositary will be required to withhold 28% of the gross proceeds otherwise payable to an individual or certain non-corporate Preferred Shareholder pursuant to the Offer unless the Preferred Shareholder provides the Depositary with a correct taxpayer identification number and certifies that the Preferred Shareholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal.  If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) or Form W-8IMY (Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding) prior to receipt of any payment in order to avoid withholding.

Validity.  The Fund will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Preferred Shares, and the Fund’s determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders of Preferred Shares that the Fund determines not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of its counsel, be unlawful.  The Fund also reserves the absolute right to waive any defect or irregularity in any tender of Preferred Shares.  The Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  None of the Fund, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The tender of Preferred Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Preferred Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (ii) the tender of such Preferred Shares complies with Rule 14e-4, and (iii) you have the full power and authority to tender, sell, assign and transfer the Preferred Shares tendered, as specified in the Letter of Transmittal or otherwise.  The Fund’s acceptance for payment of Preferred Shares tendered by you pursuant to the Offer will constitute a binding agreement between the Fund and you with respect to such Preferred Shares, upon the terms and subject to the conditions of the Offer.

By making the book-entry transfer of Preferred Shares as described above, subject to, and effective upon, acceptance for payment of the Preferred Shares tendered in accordance with the terms and subject to the conditions of the Offer, in consideration of the acceptance for payment of such Preferred Shares in accordance with the terms of the Offer, the tendering Preferred Shareholders shall be deemed to sell, assign and transfer to, or upon the order of, the Fund all right, title and interest in and to all the Preferred Shares that are being tendered and that are being accepted for purchase pursuant to the Offer (and any and all dividends, distributions, other shares or other securities or rights declared or issuable in respect of such Preferred Shares after the Expiration Date) and irrevocably constitute and appoint the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Preferred Shares (and any such dividends, distributions, other shares or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Preferred Shares (and any such other dividends, distributions, other shares or securities or rights), together with all accompanying evidences of transfer and authenticity to or upon the order of the Fund, upon receipt by the Depositary, as the agent of the tendering Preferred Shareholder, of the purchase price; (b) present such

Preferred Shares (and any such other dividends, distributions, other shares or securities or rights) for transfer on the books of the Fund; and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Preferred Shares (and any such other dividends, distributions, other shares or securities or rights), all in accordance with the terms of the Offer.  Upon such acceptance for payment, all prior powers of attorney given by the tendering Preferred Shareholder with respect to such Preferred Shares (and any such dividends, distributions, other shares or securities or rights) will, without further action, be revoked and no subsequent powers of attorney may be given by the tendering Preferred  Shareholder (and, if given, will not be effective).

By making the book-entry transfer of Preferred Shares as described above, and in accordance with the terms and conditions of the Offer, the tendering Preferred Shareholder also shall be deemed to represent and warrant that: (a) the tendering Preferred Shareholder has full power and authority to tender, sell, assign and transfer the tendered Preferred Shares (and any and all dividends, distributions, other shares or other securities or rights declared or issuable in respect of such Preferred Shares after the Expiration Date); (b) when and to the extent the Fund accepts the Preferred Shares for purchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, proxies, encumbrances or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the tendering Preferred Shareholder will execute and deliver any additional documents deemed by the Depositary or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the tendered Preferred Shares (and any and all dividends, distributions, other shares or securities or rights declared or issuable in respect of such Preferred Shares after the Expiration Date); and (d) the tendering Preferred Shareholder has read the Offer Documents and agreed to all of the terms of the Offer.

5.	Withdrawal Rights

You may withdraw tenders of Preferred Shares made pursuant to the Offer at any time prior to the Expiration Date.  If your tendered Preferred Shares are registered in the name of your broker or other Nominee Holder, you may need to allow such Nominee Holder additional time to withdraw your tendered Preferred Shares.  You should consult your broker or other Nominee Holder to determine if there is an earlier deadline by which you must inform such Nominee Holder of any decision to withdraw your tendered Preferred Shares.  After the Expiration Date, tenders are irrevocable, except that they may be withdrawn after January 8, 2013 unless such Preferred Shares is accepted for payment as provided in the Offer.  If the Fund extends the period of time during which the Offer is open or are delayed in accepting for payment or paying for Preferred Shares pursuant to the Offer for any reason, then, without prejudice to the Fund’s rights under the Offer, the Depositary may, on the Fund’s behalf, retain all Preferred Shares tendered, and such Preferred Shares may not be withdrawn except as otherwise provided in this section.

To withdraw tendered Preferred Shares, a written transmission of a notice of withdrawal (a form of which can be obtained upon request from the Information Agent) with respect to the Preferred Shares must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Preferred Shares to be withdrawn and the number of Preferred Shares to be withdrawn and the name of the registered holder of Preferred Shares, if different from that of the person who tendered such Preferred Shares.  If the Preferred Shares to be withdrawn has been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Preferred Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Preferred Shares.  In addition, such notice must specify, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Preferred Shares.  Withdrawals may not be rescinded, and Preferred Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer.  However, withdrawn Preferred Shares may be re-tendered by again following one of the procedures described in “The Offer – Procedure for Tendering Preferred Shares” at any time prior to the Expiration Date.  If your Preferred Shares are registered in the name of your broker or other Nominee Holder, contact that Nominee Holder to withdraw your tendered Preferred Shares.

The Fund will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and the Fund’s determination shall be final and binding.  None of  the Fund, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the option and risk of the withdrawing Preferred Shareholder.  Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary.  If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.  In all cases, sufficient time should be allowed to ensure timely delivery.

6.	Certain U.S. Federal Income Tax Consequences

The following is a summary of certain, but not all, U.S. federal income tax consequences of the Offer to holders of Preferred Shares whose shares are tendered and accepted for payment pursuant to the Offer.  The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations thereunder, Internal Revenue Service (“IRS”) pronouncements and judicial decisions, all as currently in effect and any or all of which may be changed (possibly with retroactive effect) by later legislative, judicial or administrative action.  The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder’s particular circumstances or to a holder subject to special treatment under the U.S. federal income tax law (such as financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, Preferred Shareholders holding Preferred Shares as part of a conversion transaction or hedge or hedging transaction or as a position in a straddle for tax purposes, and certain U.S. expatriates).  In addition, the discussion does not consider the effect of state, local, foreign or other tax laws that may apply to particular holders.  The discussion assumes that the Preferred Shares tendered are held as a “capital asset” as defined in Code section 1221.  Each Preferred Shareholder should consult its own tax advisor as to the particular U.S. federal income tax consequences to it of participating in the Offer and the applicability and effect of state, local foreign or other tax laws.

The tax treatment of a holder that tenders its Preferred Shares in the Offer will depend on whether the Preferred Shareholder’s receipt of cash for such shares pursuant to the Offer is treated as a sale or exchange thereof or instead as a distribution with respect to the Fund’s shares that are actually or constructively owned by the holder.

U.S. Holders.  As used herein, the term “U.S. Holder” means any Preferred Shareholder that is, for U.S. federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation (or other entity treated as such for those purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.  If an entity or arrangement treated as a partnership for U.S. federal income tax purposes sells Preferred Shares pursuant to the Offer, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding Preferred Shares should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of a sale of such shares by the partnership pursuant to the Offer.

Characterization of the Sale of Preferred Shares Pursuant to the Offer.  The sale of Preferred Shares by a U.S. Holder pursuant to the Offer will be treated as a sale or exchange of such shares for U.S. federal income tax purposes only if the receipt of cash on that sale:

1.	is “substantially disproportionate” with respect to the U.S. Holder;

2.	is in “complete redemption” of all of the Fund’s shares owned by the U.S. Holder; or

3.	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

If a U.S. Holder’s sale of Preferred Shares pursuant to the Offer is not treated for U.S. federal income tax purposes as a sale or exchange, it instead will be taxable as a dividend to the U.S. Holder to the extent of its allocable share of the Fund’s current and accumulated earnings and profits, as calculated under U.S. federal tax principles (“E&P”).

In determining whether any of the above three tests is satisfied, a U.S. Holder must take into account not only shares it actually owns, but also shares (including common shares) that it constructively owns within the meaning of Code section 318.  Further, contemporaneous dispositions or acquisitions of the Fund’s shares by a U.S.

Holder or related individuals or entities may be deemed to be part of a single integrated transaction that will be taken into account in determining whether any of the three tests has been satisfied.

1.	“Substantially Disproportionate”

The Fund’s purchase of Preferred Shares pursuant to the Offer will be substantially disproportionate with respect to a U.S. Holder if the percentage of the Fund’s outstanding voting shares actually and constructively owned by the U.S. Holder immediately after the purchase is less than 80% of the percentage of the Fund’s outstanding voting shares owned by the U.S. Holder determined immediately before the purchase.  In no event will a purchase of Preferred Shares be substantially disproportionate with respect to a U.S. Holder that owns 50% or more of the Fund’s combined voting power after the conclusion of the Offer.

2.	“Complete Redemption”

The Fund’s purchase of Preferred Shares pursuant to the Offer will result in a complete redemption of a U.S. Holder’s shares if (i) all of the Fund’s shares actually owned by the U.S. Holder is sold pursuant to the Offer, (ii) all of the Fund’s shares constructively owned by the U.S. Holder is sold pursuant to the Offer or, with respect to shares owned by certain related individuals, the U.S. Holder is entitled to waive and effectively waives, in accordance with Code section 302(c), attribution of the Fund’s shares that otherwise would be considered as constructively owned by the U.S. Holder and (iii) after the Fund’s shares are sold the U.S. Holder does not actually or constructively (taking into account the effect of a waiver of constructive ownership as provided in clause (ii)) own any other class of the Fund’s shares.  U.S. Holders wishing to satisfy the complete redemption test through waiver of the constructive ownership rules should consult their tax advisors.

3.	“Not Essentially Equivalent to a Dividend”

The Fund’s purchase of Preferred Shares pursuant to the Offer will be treated as not essentially equivalent to a dividend if the reduction in the U.S. Holder’s proportionate interest in the Fund’s shares as a result of the purchase constitutes a “meaningful reduction” of the U.S. Holder’s percentage interest in the Fund.  Whether the receipt of cash by a U.S. Holder who sells Preferred Shares pursuant to the Offer will result in such a meaningful reduction will depend upon the U.S. Holder’s particular facts and circumstances.  Generally, even a small reduction in the percentage ownership interest of a U.S. Holder whose relative share interest in a publicly held corporation (such as the Fund) is minimal and who exercises no control over the corporation’s business should constitute a meaningful reduction.  U.S. Holders should consult their own tax advisors regarding the application of this test to their particular circumstances.

Assuming any of the above three tests are satisfied with respect to the Fund’s purchase of Preferred Shares from a U.S. Holder pursuant to the Offer, the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives and its tax basis in the Preferred Shares that are purchased.  The gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Preferred Shares sold were held for more than one year.  Capital loss can generally only be used to offset capital gain.  Under current law, long-term capital gain of a U.S. individual is subject to a maximum 15% U.S. federal income tax rate.

As noted above, if none of the three tests is satisfied with respect to the Fund’s purchase of Preferred Shares from a U.S. Holder pursuant to the Offer, the U.S. Holder will be treated as having received a distribution from the Fund with respect to the U.S. Holder’s shares in an amount equal to the cash it receives pursuant to the Offer.  The distribution will likely be treated as a taxable ordinary income dividend (or, in some cases, a capital gain dividend), a return of capital distribution, or a taxable capital gain depending, in part, on the amount of the Fund’s E&P and the U.S. Holder’s tax basis in its Preferred Shares.  Current law imposes a maximum 15% U.S. federal income tax rate with respect to “qualified dividend income” of U.S. individuals.  However, the Fund’s dividends will only be treated as qualified dividend income to the extent of dividends that the Fund receives on stock of most U.S. and certain foreign corporations, and only to the extent that the Fund and the U.S. Holder satisfy certain holding period and other restrictions.  All or a portion of any amount that a U.S. Holder receives from the Fund in connection with the Offer that is treated as an ordinary income dividend may not constitute qualified dividend income.  Any portion of a distribution that would be classified as a dividend but for the fact that it exceeds the

Fund’s E&P will reduce the U.S. Holder’s tax basis in its Preferred Shares until that basis is brought to zero and then will be taxed as gain from the sale or exchange of such Preferred Shares.  Any basis of a U.S. Holder in Preferred Shares surrendered pursuant to the Offer that is not reduced as described in the preceding sentence generally will be added to its basis in its retained shares of the Fund’s shares.

Foreign Holders.  As used herein, the term “Foreign Holder” means any Preferred Shareholder other than a U.S. Holder or a partnership for U.S. federal income tax purposes.  The following discussion does not address the U.S. federal income tax consequences to Foreign Holders that beneficially held more than 5% of the Fund’s shares at any time.  Except as described below and subject to the discussions below concerning 30% and backup withholding taxes, a Foreign Holder will not be subject to U.S. federal income tax on gains realized on the sale or exchange of Preferred Shares pursuant to the Offer unless (i) the gain is effectively connected with the Foreign Holder’s conduct of a trade or business within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Foreign Holder or (ii) in the case of an individual Foreign Holder, he or she is present in the United States for 183 days or more during the taxable year of the sale and certain other conditions are present.

To the extent a portion of the sales proceeds paid pursuant to the Offer is treated as a dividend, it will be subject to a 30% withholding tax, which the Fund will withhold, unless the tax is reduced by an applicable income tax treaty between the United States and the Foreign Holder’s country of residence and the Foreign Holder submits proper evidence on Form W-8BEN, or other applicable form, that such Foreign Holder qualifies for benefits under such treaty.  In lieu of the 30% withholding tax, a Foreign Holder will be subject to U.S. federal income tax on the portion, if any, of a payment that is treated as a dividend and that is effectively connected with the Foreign Holder’s conduct of a trade or business within the United States.

Foreign Holders are urged to consult their own tax advisors regarding the application of the U.S. federal income tax law to them.

Backup Withholding.  Payments to U.S. Holders pursuant to the Offer generally will be subject to information reporting requirements.  To avoid the imposition of backup withholding (see the next paragraph), a U.S. Holder should complete the IRS Form W-9 provided in the Letter of Transmittal and either (i) provide its correct taxpayer identification number (“TIN”), which, in the case of an individual U.S. Holder, is his or her social security number, and certain other information, or (ii) establish a basis for an exemption from backup withholding.  Certain Preferred Shareholders (including, among others, corporations, individual retirement accounts and qualified retirement plans and certain foreign individuals) are exempt from these backup withholding and information reporting requirements.  However, if you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) or Form W-8IMY (Certificate of Foreign Intermediary, Foreign Flow-Through Entity or Certain U.S. Branches for United States Tax Withholding) prior to receipt of any payment to avoid withholding.

If the Fund is not provided with the correct TIN or an adequate basis for exemption, you will be subject to backup withholding at a rate of 28% imposed on the gross proceeds otherwise payable to you pursuant to the Offer (regardless of the amount of gain or loss you may realize from the sale of your Preferred Shares).  If backup withholding results in an overpayment of taxes, a refund or credit may be obtained only directly from the IRS, provided that the required information is provided to the IRS.

This tax discussion is included for general information only.  The tax consequences of the receipt of cash pursuant to the Offer may vary depending on, among other things, the particular circumstances of the tendering Preferred Shareholder.  No information is provided as to the state, local, foreign or other tax consequences of the Offer.  Preferred Shareholders are urged to consult their own tax advisors to determine the particular federal, state, local, foreign and other tax consequences to them of tendering Preferred Shares under the Offer and the effect of the constructive ownership rules mentioned above.

7.	Price Range of Preferred Shares; Distributions

The Preferred Shares are not listed and do not trade on any securities exchange.  Therefore, no trading market for the Preferred Shares has been established outside the auction process and no price history is available.

The terms of the Offer provide that Preferred Shareholders tendering Preferred Shares are entitled to receive all distributions accrued on the Preferred Shares on or before the Expiration Date, but not yet paid.  Prior to the Expiration Date, distributions will be paid on the regularly scheduled distribution payment dates for each series of Preferred Shares.  The amount and frequency of distributions in the future will be set at auction according to the terms of the Preferred Shares or, if an auction fails, at the Maximum Rate described below or as otherwise provided pursuant to the terms of the Preferred Shares.

8.	Certain Information Concerning the Fund

Principal Executive Offices.  The Fund’s principal executive offices are located at 1271 Avenue of the Americas, 45th floor, New York, New York 10020, telephone: (212) 482-1600.

Available Information about the Fund. The Fund is subject to the informational requirements of the Investment Company Act of 1940, as amended (the “1940 Act”), and in accordance therewith files annual reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”) relating to its business, financial condition and other matters.  The Fund is required to disclose in such proxy statements certain information, as of particular dates, concerning the Fund’s Trustees and executive officers, their remuneration, the principal holders of the Fund’s securities and any material interest of such persons in transactions with the Fund.  The Fund has also filed an Issuer Tender Offer Statement on Schedule TO with the SEC.  Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549.  Such reports and other information are also available on the SEC’s web site (http://www.sec.gov). Except as otherwise stated in the Offer, the information concerning the Fund contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available.

Agreements Involving the Fund.

Investment Management Agreement.  Advent Capital Management, LLC (“Advent”) acts as the investment manager for the Fund pursuant to an investment management agreement.

Service Provider  Agreements.  Guggenheim Funds Distributors, Inc.  serves as the servicing agent to the Fund pursuant to a servicing agreement.  Guggenheim Funds Investment Advisors, LLC provides fund administration services to the Fund pursuant to an administration agreement.  The Bank of New York Mellon serves as the Fund’s custodian for the Fund’s common shares.  The Bank of New York Mellon also serves as auction agent for the Preferred Shares.  Computershare Shareowner Services LLC serves as the transfer agent for the Fund’s common shares.

Refinancing Arrangements.  The Fund has entered into agreements with Merrill Lynch providing for Refinancing Arrangements in an aggregate amount of $262,000,000.  The Fund has entered into margin loan agreement with Merrill Lynch and a master repurchase agreement and confirmation in connection with the Refinancing Arrangements.

The margin loan agreement is a five (5) year committed facility from Merrill Lynch Professional Clearing Corp., under which the Fund may borrow up to $170,000,000.  Interest payable by the Fund on borrowings under the margin loan agreement will equal the Base Rate (as defined in the margin loan agreement).  An unused commitment fee of 25 basis points is charged on the average daily undrawn portion of the entire facility limit for the each period. The Fund’s borrowings under the margin loan agreement are collateralized with portfolio securities which are held in a segregated account for the benefit of the lender at the Fund’s custodian, which collateral exceeds the amount borrowed.  In the event of a default by the Fund under the committed facility, the lender has the right to sell such collateral assets to satisfy the Fund’s obligation to the lender.

Merrill Lynch and its affiliates own a substantial portion of the outstanding Preferred Shares and may tender Preferred Shares in the Offer. Based on information set forth in Schedule 13G filed with the SEC, Merrill Lynch and its affiliates owned 39.2% of the outstanding Preferred Shares.  Merrill Lynch and its affiliates may participate in the Offer.  If Merrill Lynch or its affiliates tender Preferred Shares in the Offer, the purchase price of such Preferred Shares would be paid by the Fund in whole or in part with the proceeds of borrowings under the margin loan agreement between the Fund and Merrill Lynch.  The Fund may not use the proceeds from the repurchase agreement transactions entered into by the Fund with Merrill Lynch to pay the purchase price of any Preferred Shares tendered by Merrill Lynch in the Offer.  The rights or obligations of Merrill Lynch or its affiliates in connection with the Offer are independent of and unrelated to Merrill Lynch’s rights or obligations under the Refinancing Agreements and the ability of Merrill Lynch or any of its affiliates to tender Preferred Shares is not impacted by the Refinancing Agreements.

The Fund currently intends to maintain the total amount of outstanding leverage immediately following the Offer, including Preferred Shares which are not tendered and remain outstanding following the Offer, borrowings under the margin loan agreement and leverage attributable to reverse repurchase agreement transactions, approximately equal to the aggregate liquidation preference of the Fund’s currently outstanding Preferred Shares.   While the Fund may, from time to time, seek to increase or decrease its total outstanding leverage, within limits of the 1940 Act, as determined by the Board and management of the Fund, the Fund has no current intent to refinance or prepay borrowings under the margin loan agreement.   At the end of the term of the margin loan agreement, the Fund anticipates seeking to extend such term or enter into alternative financing arrangements in order to maintain its financial leverage.  Notwithstanding the forgoing, the Fund may at any time seek to repay borrowings under the margin loan agreement or otherwise reduce its total amount of outstanding financial leverage based on then current market conditions or in accordance with applicable regulatory restrictions.

Karpus Agreement.  The Fund, Advent and certain other closed-end funds managed by Advent (together with the Fund, the “Advent Funds”) entered into an agreement with Karpus Management, Inc. d/b/a Karpus Investment Management (“Karpus”) dated August 29, 2011 and amended September 21, 2012.  See “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Preferred Shares.”

9.	Source and Amount of Funds

If 100% of the outstanding Preferred Shares are purchased pursuant to the Offer, the estimated cost to the Fund, not including fees and expenses incurred in connection with the Offer, would be approximately $259,380,000 plus any unpaid dividends accrued through the Expiration Date.  The Fund intends to borrow under a margin loan agreement, enter into reverse repurchase agreement transactions (the margin loan agreement and reverse repurchase agreement transactions are sometimes referred to herein as the “Refinancing Arrangements”), use cash on hand and, if necessary, sell portfolio securities, to pay the purchase price for Preferred Shares tendered. The Fund has entered into agreements with Merrill Lynch with respect to the Refinancing Arrangements in an aggregate amount of $262,000,000.

The Fund anticipates that it will borrow under the margin loan agreement to pay for all or a portion of the Preferred Shares that are tendered.  Under the terms of the margin loan agreement the Fund may borrow up to $170,000,000.  Under the 1940 Act, the Fund may utilize borrowings in an aggregate amount up to 33 1/3% of the Fund’s managed assets (including the proceeds of such borrowings) immediately after the issuance of such borrowings.

If all or substantially all of the Preferred Shares are tendered, the purchase price of the tendered Preferred Shares would exceed the maximum amount the Fund could borrow under the margin loan agreement. If the purchase price of the tendered Preferred Shares exceeds the amount the Fund may borrow under the margin loan agreement, the Fund intends to raise additional proceeds through reverse repurchase agreement transactions or through the sale of portfolio securities.  In a reverse repurchase agreement transaction, the Fund temporarily transfers possession of a portfolio security to another party, such as a bank or broker-dealer, in return for cash.  At the same time, the Fund agrees to repurchase the instrument at an agreed upon time and price.  The Fund anticipates engaging in reverse repurchase transactions pursuant to a master repurchase agreement entered into with Bank of America, N.A..

 Because reverse repurchase agreement transactions may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage.  With respect to leverage incurred through reverse repurchase agreement transactions, the Fund intends to earmark or segregate cash or liquid securities in accordance with applicable interpretations of the Staff of the SEC.  As a result of such segregation, the Fund’s obligations under such transactions will not be considered senior securities representing indebtedness for purposes of the 1940 Act.  Therefore, the Fund’s ability to utilize leverage through such transactions will not be limited by the 1940 Act restrictions on senior securities representing indebtedness, but will be limited by the Fund’s maximum overall leverage levels approved by the Board and will be limited by the availability of cash or liquid securities to earmark or segregate in connection with such transactions.

The Board believes that the Fund has monies, through borrowings under the margin loan agreement, through reverse repurchase agreement transactions, through the sale of portfolio securities or in cash on hand to purchase the Preferred Shares that may be tendered pursuant to the Offer.  However, the Offer is conditioned upon the Fund’s receipt of funding under the committed Refinancing Arrangements.  See “The Offer—Conditions to the Offer.”

10.	Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Preferred Shares

The business address of the Trustees and executive officers of the Fund is 1271 Avenue of the Americas, 45th Floor, New York, New York 10020.  As of the date hereof, the Trustees and executive officers of the Fund did not beneficially own any Preferred Shares.

Based upon the Fund’s records and upon information provided to the Fund by its Trustees and executive officers, neither the Fund nor, to the best of the Fund’s knowledge, any of the Trustees or executive officers of the Fund, has effected any transactions in the Preferred Shares, during the sixty day period prior to the date hereof.

To the best of the Fund’s knowledge, none of the Fund’s executive officers, Trustees, or affiliates, currently intends to tender Preferred Shares, if any, held of record or beneficially by such person for purchase pursuant to the Offer.

Except as set forth in this Offer to Purchase, to the best of the Fund’s knowledge, the Fund knows of no agreement, arrangement or understanding, contingent or otherwise or whether or not legally enforceable, between (a) the Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund or any executive officer, trustee or director of any corporation or other person ultimately in control of the Fund and (b) any person with respect to any securities of the Fund (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Advent and the Advent Funds (including the Fund) have entered into an agreement with Karpus dated August 29, 2011 and amended September 21, 2012.  Pursuant to this Agreement, Karpus agreed to vote all of the Fund’s securities held by Karpus in accordance with the recommendation of the Board at the Fund’s 2012 annual meeting of the shareholders.  The Fund agreed that, if as of January 1, 2013 (the “Applicable Date”), the Fund has not (a) commenced a tender offer to repurchase all outstanding Preferred Shares at par value, (b) redeemed all Preferred Shares at par value, (c) provided an irrevocable notice of redemption for all outstanding Preferred Shares pursuant to the Fund’s organizational documents governing the terms of its Preferred Shares or (d) completed a tender offer for Preferred Shares pursuant to which Karpus tenders, and the Fund accepts for purchase, substantially all of the Preferred Shares held by Karpus, then Karpus will be entitled to designate one individual (the “Designee”) to be appointed to the Board. In the event that Karpus is entitled to designate a Designee, the Board will increase the size of the Board by one trustee, creating a vacancy, and appoint the Designee as a Class II Trustee of the Fund to fill that vacancy. Pursuant to the Agreement, the Fund is under no obligation to commence a tender offer for, or redeem any of, the Preferred Shares.  In addition, Karpus agreed that, until after the Fund’s 2014 annual meeting of shareholders, with respect to the Advent Funds, it will not make any shareholder proposals (pursuant to Rule 14a-8 or otherwise); make, participate in or encourage any solicitation of proxies or consents; seek the election, appointment or removal of any trustee; form or join a “group” with respect to the Advent Funds; act to control or to influence or act to seek control or influence the management, policies, or the boards of trustees of the Advent Funds; propose any extraordinary transaction; or participate or take action pursuant to any “shareholder access” proposal. However, the above standstill restrictions will expire on the day after the Applicable Date if, prior to the Applicable Date, (i) the Fund fails to commence a tender offer to repurchase the Preferred Shares at par value or fails to redeem all of the Preferred Shares and (ii) Karpus has not otherwise disposed of substantially all of the Preferred Shares that it owns. The parties also agreed to a mutual non-disparagement provision.

11.	Certain Effects of the Offer

Purchase Price in the Offer is Less than Liquidation Preference.  The Per Share Amount reflects a 1% discount to the liquidation preference of $25,000 per Preferred Share.  As a result, Preferred Shareholders who tender their Preferred Shares for purchase by the Fund pursuant to the Offer will realize less than they are entitled to receive upon a liquidation of the Fund.  In the event the Fund were to effect a redemption of the Preferred Shares pursuant to their terms, the Fund would be required to pay a redemption price equal to 100% of the liquidation preference of the Preferred Shares to be redeemed (plus accrued dividends).  The Fund may consider in the future, based upon circumstances existing at such time, what action, if any, to take with respect to any Preferred Shares that remain outstanding after the Offer, including a redemption of such Preferred Shares.

Risk of Fund’s Inability to Refinance its Borrowings. The leverage represented by the Preferred Shares is perpetual in that the Preferred Shares have no fixed repayment date and may remain outstanding indefinitely.  In contrast, the leverage represented by borrowings under the margin loan agreement must be renewed.  All borrowings under the margin loan agreement must be repaid on or prior to five years from the date of the original loan, unless the margin loan agreement is renewed or an acceptable means of refinancing the outstanding borrowings under the margin loan agreement is available.  If the Fund is unable to renew or refinance such borrowings, the Fund will be forced to decrease the amount of its leverage (i.e., sell assets and use the proceeds of such sales to repay such borrowings).  Leverage incurred through reverse repurchase agreement transactions must be repaid on or prior to three years from the date of the original transfer, unless the repurchase agreement is renewed or an acceptable means of refinancing such leverage is available.  If the Fund is unable to renew or refinance its leverage, the Fund will be forced to decrease the amount of its leverage (i.e., sell assets and use the proceeds of such sales to repay such borrowings).  Such an event could have negative consequences for the Fund, including requiring the Fund to sell investments at a loss, tax consequences to the Fund or its shareholders and reducing the return to common shareholders of the Fund.

Cost of Leverage Could Increase.  Historically, the Fund had utilized the Preferred Shares as its primary form of leverage.  Until the first quarter of 2008, the rate paid on the Preferred Shares was determined pursuant to an auction process but, since the first quarter of 2008, the periodic auctions for the Preferred Shares have failed.  As a result, the current rate paid on the Preferred Shares is the “Maximum Rate,” which is calculated by a methodology set forth in the terms of the Preferred Shares.  The calculation for determining the Maximum Rate for the Preferred Shares is based on a different methodology than the calculation for determining the interest rate charged to borrowings under the margin loan agreement or the cost of reverse repurchase agreement financing.  As a result, depending on the market conditions, leverage costs under the Refinancing Arrangements may be higher or lower than leverage costs for the Preferred Shares.

The 1940 Act Imposes Different Leverage Tests on Borrowings than on Preferred Shares.  Under the provisions of the 1940 Act, the Fund, immediately after the issuance of senior securities constituting indebtedness, must have an “asset coverage” of at least 300% (i.e., the indebtedness may not exceed 33 1/3% of the Fund’s managed assets after the issuance of such borrowings). With respect to such borrowings, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such borrowings represented by senior securities issued by the Fund.  With respect to leverage consisting of preferred shares, however, the 1940 Act provides that the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s managed assets is at least 200% of the liquidation value of the outstanding preferred shares (i.e., the liquidation value of outstanding preferred shares may not exceed 50% of the Fund’s managed assets).

If the purchase price of the tendered Preferred Shares exceeds the amount the Fund may borrow under the margin loan agreement, the Fund intends to raise additional proceeds through reverse repurchase agreement transactions or through the sale of portfolio securities.  In a reverse repurchase agreement transaction, the Fund temporarily transfers possession of a portfolio security to another party, such as a bank or broker-dealer, in return for cash.  At the same time, the Fund agrees to repurchase the instrument at an agreed upon time and price.  Because reverse repurchase agreement transactions may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage.  With respect to leverage incurred through reverse repurchase agreement transactions, the Fund intends to earmark or segregate cash or liquid securities in accordance with applicable interpretations of the Staff of the SEC.  As a result of such segregation, the Fund’s obligations under such transactions will not be considered senior securities representing indebtedness for purposes of the 1940 Act.  Therefore, the Fund’s ability to utilize leverage through such transactions will not be limited by the 1940 Act restrictions on senior securities representing indebtedness, but will be limited by the Fund’s maximum overall leverage levels approved by the Board and will be limited by the availability of cash or liquid securities to earmark or segregate in connection with such transactions.

The total amount of the Fund’s leverage will not be decreased as a result of the completion of the Offer.  Currently, the liquidation preference of all outstanding preferred shares is $262,000,000 which represents approximately 39.27% of the Fund’s managed assets as of October 31, 2012.  The Fund currently intends to maintain the total amount of outstanding leverage immediately following the Offer, including Preferred Shares which are not tendered and remain outstanding following the Offer, borrowings under the margin loan agreement and leverage attributable to reverse repurchase agreement transactions, approximately equal to the aggregate liquidation preference of the Fund’s currently outstanding Preferred Shares.  However, the mix of the forms of leverage utilized by the Fund will not be known until the completion of the Offer.  This mix, along with the actual amount of the Fund’s total leverage, may vary over time.  The Fund may, from time to time, seek to increase or decrease its total outstanding leverage, within limits of the 1940 Act, as determined by the Board and management of the Fund.

Effect on Net Asset Value of Common Shares.  To pay the aggregate purchase price of Preferred Shares accepted for payment pursuant to the Offer, the Fund anticipates refinancing its leverage through the Refinancing Arrangements, using cash on hand and, if necessary, may also sell portfolio securities.

If the Fund sells portfolio securities to raise cash to help finance the Offer, the Fund will incur brokerage and related transaction expenses, and the Fund may receive proceeds from the sale of portfolio securities less than their valuations by the Fund.  Accordingly, because of the Offer, the amount of assets remaining for the benefit of non-tendering Preferred Shareholders may decline.

Preferred Shareholders should note that the Offer is expected to result in accretion to the net asset value of the common shares of beneficial interest of the Fund (“Common Shares”) following the Offer, because the tender price would represent a 1% discount to the liquidation preference of the Preferred Shares.  The price to be paid in the Offer represents a discount to liquidation preference of $25,000 for each Preferred Share, which is the amount a Preferred Shareholder would be entitled to receive, after payment of the Fund’s liabilities, in the event of a liquidation of the Fund (to the extent assets are available).  In addition, the price to be paid in the Offer represents a discount to the amount payable upon a redemption of the Preferred Shares pursuant to their terms.

If the Fund sells portfolio securities during the pendency of the Offer to raise cash for the purchase of Preferred Shares and possibly for a short time thereafter, the Fund may hold a greater than normal percentage of its net assets in cash and cash equivalents.  This cash position may earn a return less than that generated by the other assets of the Fund.

The Fund is required by law to pay for tendered Preferred Shares it accepts for payment promptly after the Expiration Date of this Offer.  Because the Fund will not know the number of Preferred Shares tendered until the Expiration Date, the Fund will not know until the Expiration Date the amount of cash required to pay for such Preferred Shares.  If on or prior to the Expiration Date the Fund does not have, or believes it is unlikely to have, sufficient cash to pay for all Preferred Shares tendered, it may extend the Offer to allow additional time to raise sufficient cash.

Lack of Market for Preferred Shares.  The actual number of Preferred Shares outstanding subsequent to completion of the Offer will depend on the number of Preferred Shares tendered and purchased in the Offer.  Any Preferred Shares not tendered pursuant to this Offer will remain issued and outstanding unless and until repurchased or redeemed by the Fund.  Although it has no current plan to do so, if the Fund were to redeem the Preferred Shares in accordance with their terms, it would be required to pay the full liquidation preference of $25,000 per share plus accrued dividends to the date of redemption.  As mentioned previously, there have not been sufficient clearing bids in recent auctions to effect transfers of the Preferred Shares and there can be no guarantee that clearing auctions for Preferred Shares will resume or that there will be future liquidity for the Preferred Shares.  In making any decision as to whether to effect a redemption of any Preferred Shares remaining outstanding following the consummation of the Offer, the Fund will take into account the particular facts and circumstances that may then exist, including its then current financial position and liquidity, the market for the investments held by the Fund, the distribution rate on

the Preferred Shares and such other factors as the Fund deems relevant.   There can be no guarantee that the Fund will affect a redemption of remaining Preferred Shares and the Fund is neither obligated nor committed to doing so.   It is possible that following the completion of the Offer the rating assigned to the Preferred Shares that remain outstanding may be downgraded by Fitch Ratings, the rating agency currently rating the Preferred Shares.

Preferred Shares the Fund acquires pursuant to the Offer will be canceled and returned to the status of authorized but unissued shares and will be available for the Fund to issue without further action by the shareholders of the Fund (except as required by applicable law or the rules of the New York Stock Exchange (the “NYSE”) or any other securities exchange on which the Common Shares may then be listed) for purposes including, without limitation, the raising of additional capital for use in the Fund’s business.

Recognition of Gains/Losses.  As noted, the Fund may be required to sell portfolio securities to finance the purchase of Preferred Shares tendered pursuant to the Offer.  If the Fund’s tax basis in the securities sold is less than the sale proceeds, the Fund will recognize net capital gains.  The Fund would expect to distribute any such gains to shareholders of record (reduced by net capital losses realized during the taxable year, if any, and available capital loss carryovers) following the end of the Fund’s taxable year.  This recognition and distribution of gains, if any, would have two negative consequences: first, shareholders that receive distributions would be required to pay taxes on a greater amount of capital gain distributions than otherwise would be the case; and second, to raise cash to make the distributions, the Fund might need to sell additional portfolio securities, thereby possibly being forced to realize and recognize additional net capital gains.  It is impossible to predict what the amount of unrealized gains or losses would be in the Fund’s portfolio at the time that the Fund is required to liquidate portfolio securities (and hence the amount of capital gains or losses that would be realized and recognized).  In addition, some of the distributed gains may be realized on securities held for one year or less, which would generate income taxable to the shareholders at ordinary income rates when distributed to them.  This could adversely affect the Fund’s performance.

Tax Consequences of Purchase to Preferred Shareholders. The Fund’s purchase of tendered Preferred Shares pursuant to the Offer will have tax consequences for tendering Preferred Shareholders and may have tax consequences for non-tendering Preferred Shareholders.  See “The Offer — Certain U.S. Federal Income Tax Consequences.”

Appointment of Trustee.  Pursuant to its agreement with Karpus, the Fund has agreed that if certain conditions are not met, Karpus will be entitled to designate an individual to be appointed as a trustee of the Fund.  However, Karpus will not be entitled to designate a Designee if Karpus tenders, and the Fund accepts substantially all of Karpus’ Preferred Shares in the Offer.  See “The Offer – Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Preferred Shares.”

12.	Purpose of the Offer

The Board believes that refinancing the tendered Preferred Shares with alternative forms of leverage, including borrowings under the margin loan agreement and reverse repurchase transactions, will be in the best interest of the Fund and its shareholders.

The Fund issued the Preferred Shares for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of its investment objectives. Through the use of leverage, the Fund, similar to other closed-end funds, sought to enhance the distributions and investment return available over time to the common shareholders by earning a rate of portfolio return (which includes the return related to investments made with the proceeds from leverage) that exceeds the leverage costs, typically over the long term.

Under market conditions as they existed prior to the first quarter of 2008, distribution rates on the Preferred Shares for each rate period generally were set at the market clearing rate determined through an auction process maintained and administered by unaffiliated broker-dealers that brought together bidders, who sought to buy Preferred Shares, and holders of Preferred Shares, who sought to sell their Preferred Shares.  The terms of the Preferred Shares generally provide that, if an auction fails to establish a market clearing rate (because of an imbalance of sell orders over bids), the distribution payment rate over the next distribution period is set at the “Maximum Rate” and holders will continue to hold their Preferred Shares.  As a result, in a failed auction, holders of Preferred Shares who desire to sell their Preferred Shares are unable to do so.  A failed auction is not a default under the terms of the Preferred Shares.  In the case of a failed auction, the Fund continues to pay distributions, but at the specified Maximum Rate rather than at a market clearing rate.

Consistent with patterns in the broader market for auction rate securities, beginning in the first quarter of 2008, each auction of the Preferred Shares has failed to establish a market clearing rate, the Maximum Rate has been triggered and holders attempting to sell their Preferred Shares through such auctions have been unsuccessful.

The Preferred Shares pay dividends determined through auctions held every seven or 28 days, currently based on the Maximum Rate formula.  As a result, the Fund’s leverage costs fluctuate with changes in prevailing short term interest rates over time.  The Fund is seeking to refinance the Preferred Shares with a margin loan agreement and reverse repurchase agreement arrangements that provide for committed financing at a fixed rate for the next five years and three years, respectively.

The Board believes that such alternative leverage financing will protect the Fund against increases in short term interest rates over such period.  The Refinancing Arrangements represent an attractive opportunity to refinance the outstanding Preferred Shares due to the relatively long-term nature of the commitment and the opportunity to obtain fixed rate financing at relatively low rates that are available in today’s historically low interest rate environment.  In addition, any downgrade of the rating assigned to the Preferred Shares by Fitch Ratings, the rating agency currently rating the Preferred Shares, would increase the maximum rate applicable to the Preferred Shares and could significantly increase the Fund’s cost of leverage.

Additionally, the Refinancing Arrangements provide the Fund with forms of leverage that allow the Fund greater flexibility to opportunistically decrease or increase its total outstanding leverage, within limits of the 1940 Act, as determined by the Board and management of the Fund based on then current market conditions.  The Fund believes that refinancing at this point in time will benefit the common shareholders.  Additionally, common shareholders will benefit from the Fund’s purchasing of Preferred Shares in the Offer, as such Preferred Shares are being purchased at a discount to their liquidation preference.

The Fund believes that no well-established secondary market for auction rate securities exists today.  As stated above, the Fund is conducting the Offer to take advantage of attractive refinancing opportunities, which will result in a liquidity opportunity being made available to holders of Preferred Shares.

Neither the Fund nor its Board makes any recommendation to any Preferred Shareholder as to whether to tender or refrain from tendering any or all of such Preferred Shareholder’s Preferred Shares and has not authorized any person to make any such recommendation.  Preferred Shareholders are urged to evaluate carefully all information about the Offer, consult their own investment and tax advisors and make their own decisions whether to tender Preferred Shares and, if so, how many Preferred Shares to tender.

13.	Conditions to the Offer

Notwithstanding any other provision of the Offer, it is the announced policy of the Board, which may be changed by the Trustees, that the Fund cannot accept tenders or effect repurchases if:

(1)	there are not validly tendered in the Offer and not withdrawn at least 70% of the outstanding Preferred Shares;

(2)
the Fund is not able to borrow sufficient funds under the margin loan agreement entered into by the Fund or obtain proceeds through reverse repurchase agreement transactions, for any reason, including, without limitation, default by the counterparties thereto or the inability by the Fund to satisfy asset coverage or collateral conditions thereunder, in an amount equal to or greater than the total costs of the purchase of the tendered Preferred Shares;

(3)
such transactions, if consummated, would (a) result in delisting of the Fund’s Common Shares from the NYSE; (b) impair the Fund’s status as a regulated investment company under the Code (which would make the Fund subject to U.S. federal income tax on all of its net income and gains in addition to the taxation of Preferred Shareholders who receive distributions from the Fund); (c) result in a failure to comply with the applicable asset coverage requirements in the event any senior securities are issued and outstanding; or (d) result in a failure to comply with the terms of the Refinancing Arrangements;

(4)
the amount of Preferred Shares tendered would require liquidation of such a substantial portion of the Fund’s securities that the Fund would not be able to liquidate portfolio securities in an orderly manner in light of the existing market conditions and such liquidation would have an adverse effect on the net asset value of the Common Shares;

(5)
there shall be instituted, pending or threatened before any governmental entity or court any action, proceeding, application or claim, or any judgment, order or injunction sought, or any other action taken by any person or entity, which (a) restrains, prohibits or materially delays the making or consummation of the Offer; (b) challenges the acquisition by the Fund of Preferred Shares pursuant to the Offer or the Board’s fulfillment of its fiduciary obligations in connection with the Offer; (c) seeks to obtain any material amount of damages in connection with the Offer; (d) or otherwise directly or indirectly adversely affects the Offer or the Fund;

(6)
there is any (a) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s); (b) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State; (c) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions; or (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or the occurrence of any other event or condition which, in the Board’s judgment, would have a material adverse effect on the Fund or the Preferred Shareholders if tendered Preferred Shares were purchased; or

(7)	the Board determines that effecting any such transaction would constitute a breach of their fiduciary duty owed to the Fund or the Preferred Shareholders.

The foregoing conditions are for the sole benefit of the Fund and may be asserted by the Fund regardless of the circumstances (including any action or inaction by the Fund) giving rise to any of these conditions, and may be waived by the Fund, in whole or in part, at any time and from time to time, before the payment date, in its sole discretion.  The Fund’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time.  Any determination or judgment by the Fund concerning the events described above will be final and binding on all parties.

In order to facilitate the Offer and any auctions for Preferred Shares that may remain outstanding after the Offer is completed, if you own Preferred Shares through a broker or other Nominee Holder, when your broker or other Nominee Holder tenders your Preferred Shares on your behalf, your broker or other Nominee Holder will be required to provide the Depositary additional contact information for its Auction Department, or whoever at your broker or other Nominee Holder submits auction instructions for the Preferred Shares on its behalf.  If your broker or other Nominee Holder is unable to provide this contact information, the Fund, in its sole discretion, may waive this requirement.

The Fund reserves the right, at any time during the pendency of the Offer, to terminate, extend or amend the Offer in any respect. If the Fund determines to terminate or amend the Offer or to postpone the acceptance for payment of or payment for Preferred Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided in the section “The Offer – Extension of Tender Period; Termination; Amendment” of this Offer to Purchase.  Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, the Fund will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period as provided in the section “The Offer – Extension of Tender Period; Termination; Amendment” of this Offer to Purchase.

14.	Plans or Proposals of the Fund; Regulatory Approvals

Except to the extent described herein, the Fund has no present plans or proposals, and is not engaged in any negotiations, that relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Fund; any purchase, sale or transfer of a material amount of assets of the Fund (other than in its ordinary course of business, except as resulting from the Offer, the previously announced tender offer program for Common Shares, any other tender offer that may be contemplated in the future or otherwise set forth herein); any material changes in the Fund’s present capitalization (except as resulting from the Offer, the previously announced tender offer program for Common Shares, any other tender offer that may be contemplated in the future or otherwise set forth herein); or any other material changes in the Fund’s structure or business.

Except as described in this Offer to Purchase, the Fund is not aware of any governmental license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Preferred Shares as contemplated by the Offer or, of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Fund’s acquisition or ownership of Preferred Shares as contemplated by the Offer.  Should any such approval or other action be required, the Fund currently contemplates that it will seek approval or other action will be sought. The Fund cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Preferred Shares tendered in response to the Offer, pending the outcome of any such matters.  There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to the Fund’s business.  The Fund’s obligation to accept for payment and pay for Preferred Shares under the Offer is subject to various conditions.  See “The Offer – Conditions to the Offer.”

15.	Fees and Expenses

The Fund has retained Okapi Partners LLC to act as the Information Agent and Continental Stock Transfer & Trust Company as the Depositary in connection with the Offer.  The Information Agent may contact holders of Preferred Shares by mail, telephone, telex, email, telegraph and personal interviews and may request brokers and other Nominee Holders to forward materials relating to the Offer to beneficial owners.  The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

The Fund will not pay any fees or commissions to any broker, any other Nominee Holder, or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Preferred Shares pursuant to the Offer.  Brokers and other Nominee Holders will, upon request, be reimbursed by the Fund for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.  No such broker or other Nominee Holder has been authorized to act as the agent of the Fund, the Information Agent, or the Depositary for purposes of the Offer.

16.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, Preferred Shareholders in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.  However, the Fund may, in its discretion, take such action as the Fund may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Preferred Shareholders in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Fund not contained in the Offer Documents and, if given or made, such information or representation must not be relied upon as having been authorized.

The Fund has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer.  The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in “The Offer – Certain

Information Concerning the Fund” of the Offer to Purchase (except that such information will not be available at the regional offices of the SEC).

Advent Claymore Convertible Securities and Income Fund

November 9, 2012

Any required documents should be sent to the Depositary at the address set forth below.  If you have questions or need additional copies of the Offer to Purchase or the Letter of Transmittal, you can contact the Information Agent at its address or relevant telephone numbers set forth below.  You may also contact your broker or other Nominee Holder for assistance concerning the Offer.

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

Delivery By First Class Mail, By Registered, Certified or Express Mail, By Overnight Courier,
and By Hand Should Be Directed To:

Continental Stock Transfer & Trust Company
Attn: Reorganization Department
17 Battery Place, 8th Floor
New York, NY  10004

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297 0720

Stockholders and All Others, Call Toll-Free: (877) 274 8654

Email: info@okapipartners.com